UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-4F

(Amendment No. 1)

(Rule 13e-102)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 13e-4 THEREUNDER

DOCEBO INC.

(Exact name of Issuer as specified in its Charter)

Ontario, Canada

(Jurisdiction of Issuer’s Incorporation or Organization)

Docebo Inc.

(Name(s) of Person(s) Filing Statement)

Common Shares, no par value

(Title of Class of Securities)

25609L105

(CUSIP Number of Class of Securities)

12th Floor - 55 York Street

Toronto, ON Canada M5J 1R7

(800) 681-4601

Attn. Brandon Farber

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:
Brad Ross	Milson Yu
Goodmans LLP	Justin Kisner
333 Bay St.	Samara Zaifman
Suite 3400	Cooley LLP
Toronto, Ontario	3175 Hanover Street
Canada M5H 2S7	Palo Alto, CA 94304
(416) 979-2211	U.S.A.
(650) 843-5000

July 21, 2026

(Date tender offer first published, sent or given to security holders)

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13E-4F (as amended, the “Schedule 13E-4F”) filed with the Securities Exchange Commission on July 21, 2026 by Docebo Inc. (the “Company”), a company organized under the laws of the province of Ontario, in connection with the Company’s substantial issuer bid (the “Circular”) pursuant to which the Company offered to repurchase for cancellation up to 3,431,372 of its outstanding common shares (“Common Shares”) at a price of US$20.40 per Common Share for an aggregate purchase price not exceeding US$70,000,000, on and subject to the conditions set forth in the Offer to Purchase dated July 20, 2026, the accompanying Circular, the related Letter of Transmittal and the Notice of Guaranteed Delivery.

The Schedule 13E-4F is hereby amended and supplemented by adding the following:

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, stock broker, bank manager, lawyer, accountant or other professional advisor.

This Offer has not been approved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, and deposits will not be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of that jurisdiction. However, Docebo Inc. may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and to extend the Offer to Shareholders in such jurisdiction.

For Shareholders in the United States: The Offer is made by a Canadian issuer for its own securities, and while the Offer is subject to disclosure requirements of Canada, investors should be aware that these requirements are different from those of the United States. Financial statements of the Company have been prepared in accordance with international financial reporting standards and thus may not be comparable to financial statements of U.S. companies. The enforcement by investors of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that the Company is located in Canada, and that some of its officers and directors are non-residents of the United States.

August 21, 2026

NOTICE OF VARIATION AND EXTENSION OF ITS ORIGINAL OFFER TO PURCHASE FOR CASH UP TO US$70,000,000 IN VALUE OF ITS COMMON SHARES AT A PURCHASE PRICE OF US$20.40 PER COMMON SHARE

Docebo has increased the price offered to Shareholders who tender their Common Shares to the Offer to a price of US$25.00, as outlined in more detail below.

The maximum number of Common Shares that may be purchased pursuant to the Offer is now 2,800,000 Common Shares, as outlined in more detail below.

The Offer has been extended and is now open for acceptance until 5:00 p.m. (Eastern time) on September 8, 2026, unless further extended, varied or withdrawn.

All other terms of the Original Offer to Purchase remain the same.

On July 16, 2026 (the last trading day before the Offer was publicly announced) the closing price of the Common Shares on the Nasdaq and TSX was US$18.54 and C$25.96 per Common Share, respectively. On August 20, 2026 (the last trading day prior to the day the amended terms of the Offer were publicly announced) the closing price of the Common Shares on the Nasdaq and TSX was US$23.49 and C$32.41 per Common Share, respectively.

Docebo Inc. (“Docebo” or the “Company”) hereby gives notice to shareholders (“Shareholders”) of its common shares (the “Common Shares”) that it is exercising its right to vary the terms of its offer to purchase (the “Original Offer to Purchase”) and the accompanying issuer bid circular (the “Original Circular”), each dated July 20, 2026, pursuant to which Docebo invited Shareholders to deposit, for purchase and cancellation by the Company, Common Shares of the Company.

The Original Offer to Purchase is being amended to: (a) increase the price offered to Shareholders who tender their Common Shares to the Offer to a price of US$25.00 (the “New Price”); and (b) extend the expiry time of the Offer to 5:00 p.m. (Eastern time) on September 8, 2026, unless further extended, varied or withdrawn by Docebo. All other terms of the Original Offer to Purchase remain unchanged.

In this notice of variation and extension (the “Notice”), references to the “Offer” shall refer to the Original Offer to Purchase, as amended by this Notice, and references to the “Circular” shall refer to the Original Circular, as amended by this Notice.

Unless the context requires otherwise or unless otherwise defined herein, terms used in this Notice have the same meaning as in the Original Offer to Purchase and the Original Circular. This Notice should be read in conjunction with the Original Offer to Purchase, the Original Circular, and the related Letter of Transmittal and Notice of Guaranteed Delivery (the Original Offer to Purchase, the Original Circular and the related Letter of Transmittal and Notice of Guaranteed Delivery collectively, the “Original Offer Documents”). Except as otherwise set forth in this Notice, the terms and conditions of the Offer set forth in the Original Offer Documents continue to be applicable in all respects.

If you have validly deposited and not withdrawn your Common Shares, you do not need to take any further action to accept the Offer. If you have not tendered your Common Shares to the Offer and wish to do so, you must either:

•

deliver a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) with any required signatures guaranteed by an Eligible Institution, and any other documents required by the Letter of Transmittal, to the Depositary at its address set forth on the Letter of Transmittal, prior to 5:00 p.m. (Eastern time) on September 8, 2026 (or such later date and time if the Expiry Time of the Offer is extended). A Shareholder who holds share certificates must deliver the certificates for all Common Shares validly deposited pursuant to the Offer in proper form for transfer, together with its Letter of Transmittal. A Shareholder whose Common Shares are held through DRS must deliver its Letter of Transmittal and DRS positions;

•

tender by following the procedures for book-entry transfer, provided that a Book Entry Confirmation through the CDSX system (in the case of Common Shares held in CDS) or an Agent’s Message (in the case of Common Shares held in DTC) is received by the Depositary at its office in Toronto, Ontario prior to the Expiry Time; or

•	follow the guaranteed delivery procedures described under Section 5 of the Original Offer to Purchase, “Procedure for Depositing Common Shares”.

If a Shareholder wishes to deposit Common Shares under the Offer and the Common Shares held are registered in the name of an investment dealer, stock broker, bank, trust company or other nominee, the Shareholder should immediately contact its nominee in order to take the necessary steps to be able to deposit the Common Shares held under the Offer.

None of Docebo, its board of directors (the “Board of Directors”), Canaccord Genuity Corp., the dealer manager of the Offer (the “Dealer Manager”), or the Depositary makes any recommendation to any Shareholder as to whether to deposit or refrain from depositing Common Shares under the Offer. See Section 3 of the Original Circular, “Purpose and Effect of the Offer”. Shareholders must make their own decisions as to whether to deposit Common Shares under the Offer. Shareholders should carefully consider the income tax consequences of depositing Common Shares pursuant to the Offer. For some Shareholders, the income tax treatment of selling Common Shares to the Company under the Offer may be materially different from the income tax treatment of selling Common Shares in the market. See Section 13 of the Original Circular, “Income Tax Considerations”.

Questions and requests for assistance may be directed to TSX Trust Company (the “Depositary”) or the Dealer Manager. Contact information for the Depositary and the Dealer Manager are set forth on the back cover page of this Notice. See Section 5 of the Original Offer to Purchase, “Procedure for Depositing Common Shares” and the instructions to the related Letter of Transmittal for instructions on how to deposit your Common Shares. See Section 6 of the Original Offer to Purchase, “Withdrawal Rights” for instructions on how to withdraw your Common Shares.

FORWARD-LOOKING STATEMENTS

This Notice and the information in the Original Offer to Purchase and the Original Circular may contain statements that constitute “forward-looking information” or “forward-looking statements” within the meaning of Canadian securities laws. See “Forward-Looking Statements” in the Original Offer to Purchase.

INFORMATION FOR UNITED STATES SHAREHOLDERS ONLY

The Offer is made by Docebo, a Canadian issuer, for its own securities, and while the Offer is subject to the disclosure requirements of the province of Ontario and the other provinces and territories of Canada, Shareholders in the United States should be aware that these disclosure requirements are different from those of the United States. Financial statements of Docebo have been prepared in accordance with International Financial Reporting Standards and are subject to Canadian auditing and auditor independence standards and, therefore, they may not be comparable to financial statements of U.S. companies prepared in accordance with United States generally accepted accounting principles.

The enforcement by Shareholders of civil liabilities under U.S. federal securities laws may be adversely affected by the fact that the Company is organized under the laws of the province of Ontario, that certain of its directors and officers are residents of Canada, that some or all of the experts named in the Circular are non-residents of the U.S. and that all or a substantial portion of the assets of the Company and said persons are located outside the U.S. It may be difficult to effect service of process on the Company, its officers and directors and the experts named in the Circular. Additionally, it might be difficult for Shareholders to enforce judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the U.S. in a Canadian court against the Company or any of its non-U.S. resident directors, officers or the experts named in the Circular or to bring an original action in a Canadian court to enforce liabilities based on the federal or state securities laws against such persons.

Shareholders should be aware that the acceptance of the Offer will have certain tax consequences under U.S. and Canadian law. See Section 13 of the Original Circular, “Income Tax Considerations”. Shareholders should consult their tax advisors with respect to their particular circumstances and tax considerations applicable to them.

NOTICE TO HOLDERS OF OPTIONS AND CONVERTIBLE OR EXCHANGEABLE SECURITIES

The Offer is made only for Common Shares and is not made for any options to purchase Common Shares or any other securities of Docebo that are convertible into or exchangeable or exercisable for Common Shares. Any holder of such options or other securities convertible into or exchangeable or exercisable for Common Shares who wishes to accept the Offer must, to the extent permitted by the terms of the security and applicable laws, exercise the option or other securities convertible into or exchangeable or exercisable for Common Shares in order to obtain Common Shares and deposit those Common Shares in accordance with the terms of the Offer. Any such conversion, exchange or exercise must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such options or other securities will have the Common Shares issued or deliverable and, if applicable, will have received the certificate(s) or DRS position(s) representing the Common Shares, on such exercise, available for deposit at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 5 of the Original Offer to Purchase, “Procedure for Depositing Common Shares”. Any such conversion, exercise or exchange will be irrevocable, including where the Common Shares tendered are subject to proration or otherwise are not taken up.

CURRENCY

All references to “C$” in this Notice, the Original Offer to Purchase and the Original Circular are in Canadian dollars and all references to “US$” are to U.S. dollars, except where otherwise indicated. On August 21, 2026, the Bank of Canada daily average exchange rate (being the most recently published rate prior to that date) was $1.00 = US$0.7254.

INTERPRETATION

Unless the context otherwise requires, all references in this Notice to “we”, “us”, “Docebo” or the “Company” refer solely to Docebo Inc. All information in this Notice is given as of August 21, 2026 unless otherwise indicated.

The Offer expires at 5:00 p.m. (Eastern time) on September 8, 2026, unless further extended, varied or withdrawn.

NOTICE OF VARIATION AND EXTENSION

August 21, 2026

To: Shareholders of Docebo Inc.

By notice to the Depositary, and as set forth in this Notice, Docebo has varied the Offer to: (a) increase the price offered to Shareholders who tender their Common Shares to the Offer to a price of US$25.00; and (b) extend the expiry time of the Offer to 5:00 p.m. (Eastern time) on September 8, 2026, unless the Offer is further varied, extended or withdrawn by Docebo. All other terms of the Offer remain unchanged.

Unless the context requires otherwise or unless otherwise defined herein, terms used in this Notice have the same meaning as in the Original Offer to Purchase and the Original Circular. This Notice should be read in conjunction with the Original Offer Documents. Except as otherwise set forth in this Notice, the terms and conditions of the Offer previously set forth in the Original Offer Documents continue to be applicable in all respects.

Shareholders are urged to consider carefully the income tax consequences of accepting the Offer. Shareholders should consult their own tax advisors as to the specific tax consequences to them of accepting the Offer. See Section 13 of the Original Circular, “Certain Canadian Federal Income Tax Considerations”.

1.	Increase to the Purchase Price

By notice to the Depositary, Docebo increased the price offered to Shareholders who tender their Common Shares to the Offer to US$25.00 per Common Share. The price increase results in a decrease in the maximum number of Common Shares that may be purchased pursuant to the Offer to 2,800,000. Accordingly, the Original Offer Documents are hereby amended as follows:

a)	all references to “US$20.40” per Common Share are hereby deleted and shall instead refer to “US$25.00” per Common Share.

b)	all references to “3,431,372 Common Shares” are hereby deleted and shall instead refer to “2,800,000 Common Shares”; and

c)	all references to “13.78%” are hereby deleted and shall instead refer to “11.25%”.

2.	Extension of Offer

By notice to the Depositary, Docebo extended the time for acceptance of the Offer until 5:00 p.m. (Eastern time) on September 8, 2026. Accordingly, all references to “August 26, 2026” in the Original Offer Documents are hereby deleted and shall instead refer to “September 8, 2026”.

3.	Procedure for Depositing Common Shares

Common Shares may be tendered under the Offer in accordance with the provisions set forth in the Offer and the Circular under Section 5 of the Offer to Purchase “Procedure for Depositing Common Shares”. Shareholders who have validly deposited and not withdrawn their Common Shares, do not need to take any further action to accept the Offer and receive the New Price.

4.	Taking Up and Payment for Deposited Common Shares

Docebo will take up and pay for Common Shares validly tendered under the Offer and not withdrawn as set forth in the Offer and Circular under Section 9 of the Offer to Purchase, “Taking Up and Payment for Deposited Common Shares”.

5.	Withdrawal of Common Shares

Shareholders have the right to withdraw Common Shares tendered under the Offer in the circumstances and in the manner set forth in the Offer and Circular under Section 6 of the Original Offer to Purchase, “Withdrawal Rights”.

6.	Amendments of Offering Documents

The Original Offer to Purchase and the Original Circular are deemed to be amended to the extent necessary to reflect the information contained in this Notice. Except as otherwise set forth in this Notice, the terms and conditions set forth in the Original Offer Documents continue to remain in effect, unamended.

7.	Statutory Rights

Securities legislation of the provinces and territories of Canada provides security holders of the offeree issuer with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages if there is a misrepresentation in a circular or notice that is required to be delivered to those security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

8.	Directors’ Approval

The contents of this Notice have been approved, and the sending of this Notice to Shareholders has been authorized, by the Board of Directors.

APPROVAL AND CERTIFICATE

August 21, 2026

The Original Offer to Purchase and Original Circular, as amended by the foregoing, contain no untrue statement of a material fact and do not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

(Signed) Alessio Artuffo	(Signed) Brandon Farber
Alessio Artuffo Chief Executive Officer	Brandon Farber Chief Financial Officer

On behalf of the Board of Directors

(Signed) Jason Chapnik	(Signed) Steven Spooner
Jason Chapnik Director	Steven Spooner Director

The Dealer Manager for the Offer is:

Canaccord Genuity Corp.

By Registered Mail, Mail, Hand or Courier

40 Temperance Street, Suite 2100

Toronto, ON M5H 0B4

Email: ecm@cgf.com

The Depositary for the Offer is:

TSX Trust Company

By Registered Mail, Mail, Hand or Courier

301 – 100 Adelaide St W

Toronto, ON M5H 4H1

Attention: Corporate Actions

North American Toll Free: 1-866-600-5869

Local: 416-342-1091

E-mail: tsxtis@tmx.com

Any questions or requests for assistance may be directed to the Depositary or the Dealer Manager at the addresses and telephone numbers specified above. Shareholders also may contact their broker, commercial bank, trust company or other nominee for assistance concerning the Offer. Additional copies of the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The Issuer has filed the following as Exhibits to this Schedule:

Exhibit Number	Description of Exhibit

99.12	Press release dated August 21, 2026 (incorporated by reference to Exhibit 99.1 to the Issuer’s Form 6-K (File No. 001-39750), filed with the SEC on August 21, 2026).

107.1	Filing Fee Table*

*	Previously filed.

PART IV

SIGNATURES

By signing this Schedule, the person filing the Schedule consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 13E-4F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant’s designated agent.

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DOCEBO INC.

By:	/s/ Brandon Farber
Name: Brandon Farber
Title:	Chief Financial Officer

Dated as of August 21, 2026